Exhibit 2

April 5, 2005

Mr. Robert J. Lollini

President & CEO
IOMED, Inc.
2441 South 3850 West
Salt Lake City, Utah 84120

Dear Mr. Lollini:

Ridgestone Corporation (“Ridgestone”) has recently acquired 1,058,400 shares of IOMED Inc. (the “Company”).  We believe we are now the Company’s largest shareholder owning approximately 16% of the outstanding common stock of the Company.

We support management’s business strategy relating to the Company’s core iontopheresis products.  The Company is asset rich and trades at a market value less than what we estimate to be its intrinsic value.  We base our analysis on the following:

•                  If you apply a 7.0x multiple to the Company’s EBITDA over the last twelve months, you arrive at a base valuation of the Company’s operations of $12.3 million.  We believe a 7.0x multiple on cash flow is a conservative multiple for this business given its strong market share, brand recognition, and fairly consistent sales of the Company’s core iontopheresis products.

•                  The Company has a significant net cash position of $7.0 million (including restricted cash), which should increase through further profitable operation of the business.

•                  The Company has significant net deferred tax assets of $11.8 million as of June 30, 2004.  We believe that these deferred tax assets will shield the Company’s profits from taxes for many years to come.  Using a discount rate and our estimate of future earnings, we believe these deferred tax assets are worth $4.4 million today.

•                  We also believe that the Company holds a strong portfolio of intellectual property consisting of the Company’s (a) proprietary drug delivery products for the ophthalmic marketplace, (b) intellectual property acquired from Elan Corporation in 1997 and (c) broad base of patents related to the Company’s core iontopheresis products.  Additionally, we believe that there is an unrecorded value in the highly depreciated property, plant and equipment utilized by the Company in its operations.  We estimate the value of these assets at $3.0 million.

Based on our analysis above, we believe that the Company’s equity should be fairly valued at $26.7 million, which would represent a $3.53 stock price per share based on the current fully diluted shares outstanding.  You will note that this valuation represents a 61% premium to the $2.19 closing price of the stock today.

As the largest individual shareholder of the Company, we would like to make the following recommendation designed to maximize shareholder value:

We believe that the single greatest value enhancing action that can be taken would be to deploy the Company’s significant cash balance more effectively.  From a shareholder’s perspective, we note that the Company’s cash balance represents a substantial portion of our investment.  In fact, for every $1 invested currently, $0.43 goes to buy into the Company’s cash balance which is earning a very low rate of return.  We feel that there are several options that are available to management to enhance shareholder value in this regard.  These are as follows:

1.               Make an acquisition of a complementary business, with stable and strong cash flows, at a reasonable price.  Making a good acquisition would have the effect of (a) employing the Company’s cash for higher returns and (b) increasing the value of the Company’s NOLs as more current earnings could be shielded from taxes.  You will remember that we suggested this course of action to you in our meeting at the Company’s headquarters in February.

2.               To the extent that the Company is not able to identify any suitable acquisitions, we would strongly recommend a significant one-time distribution of at least $6.0 million in cash to the Company’s shareholders.  This course of action would be a clear message to shareholders that management is acting in their best interests and would likely result in significant stock appreciation for current shareholders.

3.               As a third alternative, we believe the Company should implement a common stock repurchase program.  As we have discussed in some detail above, we believe the Company’s stock is significantly undervalued and we think that the repurchase of shares at the current levels is highly advisable.  We do note, however, that given the low liquidity in the stock, it may be difficult to utilize a significant portion of the excess cash through repurchases alone.

We look forward to and would appreciate a continued dialogue regarding strategies to maximize shareholder value and invite you to discuss with us any thoughts that you might have regarding value enhancing activities.

Sincerely,

/s/ D. STEPHEN ANTION
D. Stephen Antion
President